FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

VIZSLA SILVER CORP.

Suite 700, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Item 2. Date of Material Change

December 19, 2022

Item 3. News Release

A news release was issued on December 19, 2022 and was disseminated by Cision and filed on SEDAR.

Item 4. Summary of Material Change

Vancouver, British Columbia (December 19, 2022) – Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) (“Vizsla” or the “Company”) is pleased to announce that it has entered into a binding strategic investment agreement with Prismo Metals Inc. (CSE: PRIZ). Pursuant to the Definitive Agreement, the Company will make a strategic investment with a right of first refusal to purchase the Palos Verdes project from Prismo, and acquire 4,000,000 units of Prismo, for aggregate consideration of C$2,000,000

Item 5. Full Description of Material Change

The Company announced that it has entered into a binding strategic investment agreement (the "Definitive Agreement") with Prismo Metals Inc. (CSE: PRIZ) ("Prismo"). Pursuant to the Definitive Agreement, the Company will make a strategic investment (the "Strategic Investment") with a right of first refusal to purchase the Palos Verdes project from Prismo, and acquire 4,000,000 units of Prismo, for aggregate consideration of C$2,000,000.

The terms of the Strategic Investment are set out in the Company's news release dated November 24, 2022. The Strategic Investment is expected to close upon receipt of all required approvals.

About the Palos Verdes concession

The Palos Verdes concession sits in the eastern area of Vizsla's Panuco district and covers 700 metres of strike length of the Palos Verdes vein, a member of the north-easterly trending vein family located in the eastern part of the district outside of the area of modern exploration. Shallow drilling (<100m) conducted in 2018 on the Palos Verdes Vein was targeted 30 to 50 metres beneath largely barren vein outcrops and cut a well mineralized multistage vein two to seven metres wide with narrow intervals of high-grade precious metal values and subordinate base metals. This mineralization is open in all directions and the currently planned drilling program is designed to follow it along strike and to depth.

Recent drilling at the concession has intercepted a wide vein structure and past drilling has returned encouraging results, with the best being 2,336 g/t Ag and 8.42 g/t Au over a true width estimated at 0.8 metres within a larger mineralized interval with 1,098 g/t Ag and 3.75 g/t Au over a true width of 2.3 metres.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Konnert

Chief Executive Officer and President

Item 9. Date of Report

December 22, 2022